Exhibit 5.1

WRITER'S DIRECT DIAL

April 27, 2010

DryShips Inc. 80 Kifissias Avenue Amaroussion 15125 Athens, Greece

Re:	DryShips Inc.

Ladies and Gentlemen:

We have acted as special counsel for DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company") in connection with the preparation of the Company's registration statement on Form F-3ASR (Registration No. 333-146540), as amended (the "Registration Statement"), including the prospectus of the Company and a supplement thereto (the "Prospectus"), with respect to the issuance and sale of up to $240,000,000 aggregate principal amount of 5.0% Convertible Senior Notes due 2014 (the "Notes"), which are convertible into shares of the Company's common stock, par value $0.01 (the "Shares").  The Notes are being offered, issued and sold in an underwritten public offering pursuant to an underwriting agreement (the "Underwriting Agreement") between the Company and the underwriter of such offering.

The Notes are to be issued pursuant to that certain Indenture, dated as of November 17, 2009, among the Company, Law Debenture Trust Company of New York ("Law Debenture Trust") as Trustee and Deutsche Bank Trust Company Americas ("Deutsche Bank Trust"), as Paying Agent and Registrar (the "Base Indenture"), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 25, 2009, among the Company, Law Debenture Trust, as trustee and Deutsche Bank Trust as paying agent and registrar (the Base Indenture, as so amended and supplemented, the "Indenture").

In rendering this opinion we have examined and relied on originals or copies of the following:

(a)	the Underwriting Agreement;

(b)	the Registration Statement;

(c)	the Indenture;

(d)	the Prospectus; and

(e)	the Articles of Incorporation and Bylaws of the Company, each as certified by the Company's Secretary.

We have also examined and relied, as to factual matters, upon originals, or copies certified to our satisfaction, of such records, documents, certificates of officers of the Company and of public officials and other instruments, and made such other inquiries, as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.  As to questions of fact material to this opinion, we have, with your approval, where relevant facts were not independently established, relied upon, among other things, the representations made in the Underwriting Agreement, the Indenture and certificates of officers of the Company.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that (1) when the Notes have been duly executed and delivered by the Company and duly authenticated by the Law Debenture Trust and paid for by the underwriter in accordance with the terms of the Indenture and the Underwriting Agreement, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and will be entitled to the benefits of the Indenture, and (2) the Shares have been duly authorized by all necessary corporate action on the part of the Company and when issued and delivered by the Company upon conversion of the Notes in accordance with the Indenture, will be validly issued, fully paid and non-assessable.

This opinion is limited to matters of law of the Republic of the Marshall Islands and the laws of the State of New York and the federal laws of the United States of America. We express no opinion with respect to the law of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K of the Company and to the incorporation by reference of this opinion into the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Sincerely,

/s/ Seward & Kissel LLP

SK 23113 0005 1094212